Exhibit 12.2

MACK-CALI REALTY, L.P.
 CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
 PREFERRED SECURITY DIVIDENDS

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation's ratios of earnings to combined fixed charges and preferred stock dividends for each of the five years ended December 31, 2009 were as follows:

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
EARNINGS:
ADD:
Income from continuing operations before minority interest and equity in earnings from unconsolidated joint ventures	$69,288	$104,631	$94,530	$110,138	$92,051
Fixed charges (see calculation below)	142,919	134,178	132,609	142,648	125,057
Distributed income of unconsolidated joint ventures	2,637	5,784	1,875	2,302	—
SUBTRACT:
Capitalized interest	(1,401)	(5,799)	(5,101)	(6,058)	(5,518)
TOTAL EARNINGS:	$213,443	$238,794	$223,913	$249,030	$211,590

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$141,273	$128,145	$127,287	$136,357	$119,337
Capitalized interest	1,401	5,799	5,101	6,058	5,518
Interest portion (33 percent) of ground rents on land leases	245	234	221	233	202
TOTAL FIXED CHARGES:	$142,919	$134,178	$132,609	$142,648	$125,057
Preferred unit Distributions:
Preferred unit Distributions – Series B	—	—	—	—	$3,909
Preferred unit Distributions – Series C	2,000	2,000	2,000	2,000	2,000
Total Preferred units Distributions:	2,000	2,000	2,000	2,000	5,909
TOTAL COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS:	$144,919	$136,178	$134,609	$144,648	$130,966
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS:	1.5	1.8	1.7	1.7	1.6